ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

25th May, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2007

Further to our letter dated 25th May, 2007 forwarding the Audited Financial Results of the Company for the financial year ended 31st March, 2007, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

ANNOUNCEMENT

May 25, 2007

Financial Results for the year ended 31st March, 2007

20.8% growth in Post-tax Profits
Net Turnover up 26.3%
Non-Cigarette businesses now constitute 52.3% of Net Turnover
Q4 Underlying Post-tax Profits up 18.6%

ITC Ltd. completed yet another year of strong performance with Gross Turnover for the year growing by 20.2% to Rs.19505 crores. Net Turnover at Rs.12369 crores grew by 26.3% driven by the non-cigarette FMCG businesses, higher agri-business revenues and the continuing strong performance by the Hotels business. The non-cigarette portfolio grew by 37.6% during the year and now accounts for 52.3% of the Company's Net Turnover. Pre-tax profit increased by 20.1% to Rs.3927 crores, while Post-tax profit at Rs.2700 crores registered a growth of 20.8%. Earnings Per Share for the year stands at Rs. 7.19.

The Company's performance for the fourth quarter was equally impressive with Net Turnover recording a growth of 24.5% over the previous year to touch Rs. 3466 crores. Pre-tax profit at Rs.940 crores grew by 20.4%. Post-tax profit at Rs. 651 crores represents an underlying growth of 18.6% after adjusting for income tax refunds.

The Board of Directors recommended a dividend of Rs. 3.10 per Ordinary share of Re.1/- each (Previous year: Rs.2.65 per share). This will entail a total cash outflow of Rs.1364.49 crores, comprising proposed dividend of Rs. 1166.28 crores and income tax on the proposed dividend of Rs. 198.21 crores.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand rapidly with sales recording an impressive growth of 51% over the previous year. The range of offerings now comprises more than 150 distinct food products under 6 brands. In terms of consumer spend 'Aashirvaad' and 'Sunfeast' have both become five hundred crore rupee brands within a short span of time.

The year marked the Company's foray into the fast growing organised Salty Snacks market with the launch of the **'Bingo!'** range of potato chips and finger

snacks. The launch, initially comprising 16 highly innovative and differentiated flavours, is backed by extensive market research leading to crafting of products/variants customised for the Indian palate. Initial consumer response has been very encouraging.

Sales in the Biscuit category grew by 55% over the previous year. The **'Sunfeast'** range stood further expanded with the launch of 'Sunfeast Special' biscuits in select markets in the fast growing mid-price creams segment and the extension of mid-price cookies to target markets. The year also saw the launch of 3 exciting variants in the premium creams segment and the **'FIT KIT'** range of products endorsed by Sachin Tendulkar in two unique variants. On the manufacturing front, the business expanded its production capacity by adding facilities in two more locations. Product mix continued to improve on the back of enhanced sales of value added products like Creams, Cookies etc. which aided, albeit only partially, in neutralising the impact of an unprecedented increase in input costs.

In the Staples category, **'Aashirvaad Atta'** grew from strength to strength with impressive gains across each region. The brand now commands a 52% market share amongst national branded players and is the clear market leader in most major markets. **'Aashirvaad Select'**, the Company's .premium atta offering, which was extended to target markets during the year met with very good consumer response. The business also scaled up the branded spices volumes under the 'Aashirvaad' brand, leveraging the brand's strong association with superior quality and consistency.

In the Confectionery category, the **'Candyman'** and **'Mint-o'** brands registered strong growth with sales growing by nearly 51% over the pervious year driven by 'Eclairs', 'Cofitino' and the new variants launched during the year viz. 'Natkhat Mango' and 'Maha Mango'. The business added incremental capacity during the year to meet the enhanced business volumes.

Product portfolio was further expanded in the Ready-to-Eat segment with the introduction of 12 new products in the domestic market under the **'Kitchens of India'** (KOI) banner. Exports of KOI products were scaled up during the year. The brand is now available in USA, UK, Switzerland, Canada, Australia and Germany. The availability of KOI products stood significantly enhanced in leading US retail chains providing a strong platform for future growth. Product range in the Pasta segment was also augmented with the launch of **'Sunfeast Benne Vita'** in four innovative variants.

Lifestyle Retailing

The market standing of the Company's Lifestyle Retailing business stood significantly enhanced on the back of an impressive 52% growth during the year

under review in both the premium and popular segments. The export segment also registered strong growth during the year.

In the premium segment, the business continued to expand consumer franchise with strong sales growth across its portfolio, viz. the **'Classic'** range of formal wear, **'Wills Sport'** relaxed wear and **'Wills Clublife'** evening wear. The brand's association with high fashion and premium imagery stood reinforced with the resounding success of the **'Wills Lifestyle India Fashion Week'** (WIFW) the country's most prestigious lifestyle event. As part of the 'Ramp to Racks' initiative, the business in collaboration with some of the leading designers of the country successfully introduced the 'Wills Signature' range of designer wear in select **'Wills Lifestyle Stores'**. These product offerings have met with excellent response from discerning consumers. The 'Wills Lifestyle' range was further augmented during the year with the extension of **'Essenza Di Wills'**, an exclusive line of prestige fragrance, bath and body care products, to select 'Wills Lifestyle' stores. The products have met with very encouraging response from quality conscious consumers.

The business continued to post significant improvements in several operating indices such as average realisations, footfalls/conversion and sell through rates. The 'Wills Lifestyle' range is currently available in over 200 locations through 'exclusive brand outlets' (EBOs) and 'shop-in-shops'.

In a clear recognition of its enhanced market standing, 'Wills Lifestyle' was named a **'Superbrand'** by the Superbrand Council of India and honoured with the **'Retailer of the Year'** award at the Idea Zee Fashion Awards.

In the popular 'Youth' segment, **'John Players'** delivered a strong performance leveraging its youthful and fashionable product range and a significantly enhanced presence across target outlets. The celebrity association with style icon Hrithik Roshan created high buzz for the brand among its youthful target audience, mobilizing high degree of trials and garnering enhanced consumer mind share. The brand continued to earn industry recognition winning the **'The Most Admired Fashion Campaign of the Year'** at the Images Fashion Awards 2007.

'John Players' has now established a strong pan-India presence with availability at over 170 Flagship Stores and 1700 Multi Brand Outlets. The number of 'exclusive brand outlets' in which the brand is available doubled during the year with a trebling of the associated retail space.

The business continued to actively pursue opportunities in the Exports arena consolidating the existing customer base and establishing long-term partnerships with high potential customers. During the year under review, the business established an exclusive manufacturing arrangement with a state-of-the-art unit

which, coupled with an expanded product portfolio, enabled a threefold increase in export turnover.

Greeting, Gifting & Stationery Business

Stationery sales doubled during the year driven by the flagship brand **'Classmate'**. 'Classmate' has become India's leading and most widely distributed notebook brand in a relatively short span of time, garnering a share of 16% in the branded segment of the market.

'Classmate' offers school and college students a memorable writing experience with the superior **'Alfa Plus'** paper used in these notebooks, custom manufactured at the Company's Bhadrachalam Unit. 'Alfa Plus' is India's first **'Elemental Chlorine Free' (ECF)** paper with superior whiteness, brightness and smoothness characteristics compared to other writing and printing papers in the market.

During the year, the business enlarged the scale and scope of its **'Classmate Connect'** school contact programme. The **'Classmate Young Author Contest 2006'** covered 5000 schools across 34 cities and reached out to 200,000 students, making it the largest literary event in the national school calendar. Associated events like the **'Classmate Young Artist Contest 2006'** and panel discussions with eminent educationists were held in selected cities. In line with its **'Citizen First'** philosophy the Company contributes Re. 1 towards its rural development initiatives for every notebook sold.

During the year, the premium stationery brand **'Paperkraft'** unveiled its new designer range. 'Paperkraft' is targeted at discerning executives and college students and is available at all leading modern format stationery stores.

Safety Matches & Incense Sticks

ITC's philosophy of creating shareholder value through serving society finds expression in the marketing of Safety matches and Incense sticks sourced from small scale and cottage sector units.

The Safety Matches business recorded robust growth during the year through continued focus on new product development, product quality and enhanced product availability. The business gained significantly during the year from synergy benefits accruing from the recent acquisition of Wimco Ltd. by Russell Credit Ltd., a wholly owned subsidiary of the Company. Synergies in the form of a stronger combined brand portfolio, rationalisation of sales & distribution, supply chain efficiencies, improved servicing of proximal markets, freight optimisation, greater access to better quality critical raw materials etc. have resulted in significantly enhanced market standing. The business continues to support the small-scale sector through technical and management inputs to improve their

product quality and processes. Progress was made on the export front with initial shipments to certain African markets.

Market standing of the Company's **'Mangaldeep'** brand of incense sticks (agarbattis) stood further strengthened with sales recording robust growth during the year driven by improved distribution reach and the launch of 11 new products (7 at regional level and 4 at national level). During the year, the 'Mangaldeep' brand was also exported to 11 countries including USA & South Africa. The business also commenced exports of incense sticks sourced from units in the small-scale and cottage sector leveraging the marketing services and large overseas presence of the Exim Bank of India.

In pursuance of its abiding social commitment, the Company continues to partner with small and medium enterprises to help them raise their quality and process standards. Six agarbatti manufacturing units have received ISO 9001-2000 certification till date, aided by the Company's process and technical inputs, a pioneering effort in the incense sticks industry. The business continued its collaboration with various NGOs in Bihar, Karnataka, Pondicherry and Tamil Nadu to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'Triple Bottom Line'. Sourcing from Khadi & Village Industries Commission (KVIC) approved units continued during the year.

FMCG-Cigarettes

The Company's uncompromising commitment to providing superior value to consumers through world-class products helped in sustaining its leadership position in the cigarette industry. The strategy of value addition yielded an impressive performance during the year with cigarette sales volumes posting a growth of over 7% during the year.

In line with the Company's mantra of continuous and consistent offering of value added world-class products to the Indian consumer, a unique IT-enabled 'Six Sigma' based product development process was implemented during the year. This strategic intervention enabled the launch of several key initiatives across the brand portfolio in terms of pack modernisation, limited edition offerings in different flavours and the introduction of **'Silk Cut'** in the King Size and Regular Filter formats. The success of these initiatives is evidenced by the significant enhancement of the Company's market standing in the Premium categories and higher market shares in all segments in key competitive markets across the country.

In keeping with the policy of maintaining global standards across the value chain, the business continued to induct state-of-the-art and cutting-edge technology in its manufacturing facilities such as high speed cigarette making and packing

machines, round corner / beveled edge packers and automatic filter feed systems.

The cause for concern, however, remains the severe taxation and regulatory milieu for cigarettes in India. Cigarettes continue to be discriminated against cheaper and revenue inefficient tobacco products like bidis and chewing tobaccos. Excise duty rates on cigarettes were increased for the second successive year. However, while duty rates on cigarettes went up in excess of 6% in the Union Budget 2007,the same were left unchanged in respect of most of the other tobacco products. Moreover, with effect from 1st April 2007, cigarettes have been brought under the ambit of Value Added Tax by the States at a rate of 12.5% on invoice price, without a reduction/set off in excise duties collected in lieu of State level sales tax.

Hotels

The Company's hotels business posted yet another impressive performance during the year with segment revenues growing by 26% to touch Rs. 986 crores driven by better room rates, improved occupancies and food & beverage sales. Gross Operating Profit (PBDIT) grew 28.2% over the previous year to touch Rs. 418 crores during 2006/07, while segment results (PBIT) at Rs. 351 crores grew 36% over the previous year. These impressive results make the Company's hotels business the fastest growing among the major hotel chains in the country both in terms of revenues and profits. Additionally, the Company's hotels business is a clear leader in terms of operating efficiency as measured by the ratio of PBDIT to Net income.

The year marked a significant development for the Company's hotels business with **ITC-Welcomgroup** entering a new phase in its collaboration with Starwood Hotels & Resorts through a new franchise agreement. As per the agreement, ITC-Welcomgroup will have an exclusive partnership with Starwood to bring in its premium brand, **'The Luxury Collection'**, to India. Seven ITC-Welcomgroup hotels will join the list of exclusive properties world-wide that are part of Starwood's 'Luxury Collection'. Globally recognized as a unique brand, the 'Luxury Collection' consists of 60 premium properties spread across the globe. The 'Luxury Collection' brand philosophy of offering unique experiences indigenous to their destination complements ITC-Welcomgroup's own ethos of being rooted in the Indian tradition of warm, personalised hospitality. The arrangement includes rebranding WelcomHotel New Delhi as a **'Sheraton'** property.

In line with the strategy of maintaining the contemporariness of its properties, the business completed several renovation/product upgradation programmes during the year. Key initiatives included renovation of guest rooms and suites in ITC Maurya Sheraton, ITC Grand Kakatiya Sheraton and a new health Spa at ITC Mughal Sheraton. The business also extended the coverage of the 'Six Sigma'

Quality initiatives across a larger number of properties, people and processes with a view to further enhancing the service edge.

Construction activity in respect of the new super-deluxe luxury hotel at Bengaluru is progressing as per plans. Substantial progress has also been made in developing project plans and obtaining requisite approvals for a new property at Chennai.

Paperboards, Specialty Paper & Packaging

The Paperboards, Specialty Paper and Packaging segment recorded strong growth during the year both in terms of sales and operating profits. Segment revenue grew by 11% to touch Rs. 2100 crores while segment results improved by 19% to Rs.417 crores. The segment generated strong operating cash flow of Rs.539 crores.

Production during the year touched 390,458 MT as compared to 365,819 MT in 2005-06. Sales of value added paperboards (VAP) grew by 15% over last year to touch 139155 MT in line with the Company's strategy of enriching the product mix. Growth in sales of Specialty Papers was driven mainly by the Decors segment. Apart from making further progress in reducing water and energy consumption, the business took rapid strides towards achieving 'zero solid waste' status.

The business continued to focus on the critical areas of pulp and energy, which are the two main components of product cost. The Company's state-of-the-art ECF pulp mill, the only one of its kind in the country, is a source of sustainable competitive advantage to the business. The superior quality of the ECF pulp has enabled expansion of the market for value added paperboards. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboards. During the year, the business made substantial progress in respect of the pulp capacity expansion project.
The business also made good progress in respect of the 2 major capacity augmentation projects comprising (a) a 90,000 TPA paperboard machine and (b) a 100,000 TPA paper machine for manufacturing uncoated paper including branded copier grades.

The Company's Packaging & Printing business is the leading provider of value added paperboard packaging in the country. The business supports the competitiveness of the Company's cigarette and other FMCG businesses through discerningly superior and innovative packaging solutions. The business made significant progress in its capacity expansion projects. The new facility at Haridwar was completed during the year, adding manufacturing capacity both in the paperboard cartons and flexibles segments. This state-of-the-art facility would enable the business to service the growing needs of the Company's Foods

business and also facilitate cost-effective and efficient servicing of external customers. Investments in the Chennai unit towards enhanced packaging capabilities and superior technology were also completed. These investments would support the growing requirements of the Company's Cigarettes and other FMCG businesses and also provide high quality packaging to external customers.

Agri business

Overall Agribusiness revenues during the year grew by an impressive 38% driven by soya and rice exports and leaf tobacco.

The e-choupal network was further scaled up during the year while simultaneously focusing on enhancing its reach and productivity. The network currently comprises 6400 choupals reaching out to over 3.5 million farmers in 38,500 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala. It is a matter of pride and deep satisfaction that the pioneering e-choupal initiative found special mention in the Economic Survey 2006/07 for its transformational impact on rural lives - a rare honour and perhaps the first for any private company in the country.

On the sourcing front, the business continued to leverage the e-choupal network for procuring high quality agri commodities at competitive prices. The rural distribution initiative made good progress, nearly doubling the channel throughput. On the rural retail front, 18 **'Choupal Saagars'** are now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh. These 'Choupal Saagars', in synergistic combination with the e-Choupal network, would serve as the core infrastructure to support ITC's rural distribution strategy.

Leaf tobacco exports during the year grew by an impressive 21% by value to touch an all-time high. This sterling performance was achieved through a combination of focused business development efforts and customised product and service offerings to both existing and new customers. The business continued to provide strategic sourcing support to the Company's cigarette business.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made significant progress during the year in its social and environmental initiatives.

The Company continued to intensify its footprint in the social sector by expanding to newer districts during the year. It continued to focus on the three main areas of interventions under **'Mission Sunehra Kal'**: (a) natural resource management,

which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health and sanitation. The Company currently runs 54 social development projects in 43 districts spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Madhya Pradesh, Uttar Pradesh, Rajasthan, Orissa, West Bengal and Bihar.

The Company's pioneering initiative of wasteland development through its Farm and Social Forestry Programmes was scaled up further with the addition of 23,800 hectares during the year, taking the total area under coverage to nearly 65,000 hectares providing over 28 million person days of employment among the disadvantaged. This includes the Company's Social Forestry Programme which has so far promoted plantations covering 9,069 hectares in 380 villages reaching out to 10,510 poor households. The collaboration between ITC and the Government of AP for wasteland development under 'Indira Kranti Patham' was sustained during the year – 830 hectares of plantations were promoted through this public-private partnership. The households covered under the Social Forestry Programme continue to reap the benefits derived from plantations. Not only have their earnings per acre improved significantly, thanks to the sale of plantations, but also most beneficiaries have ensured that the contribution to the Village Development Fund continues apace. Their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

The soil & moisture conservation programme, designed to assist farmers in identified moistures-stressed districts, witnessed a sharp increase in its coverage during the year. To date, 1,531 water-harvesting structures provide critical irrigation to about 14,287 hectares. In all, the watershed development programme today covers 26,700 hectares. The year also saw another significant milestone with the signing of an agreement with the Government of Rajasthan for watershed development in the Bhilwara District of Rajasthan under a public-private partnership programme. The project will undertake soil and moisture conservation work on 5,000 hectares in five years.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, the Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices received a major boost with the promotion of more than 4,500 organic fertilisers units through vermi-composting and NADEP technologies during the year.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for

genetic improvements of cattle through artificial insemination to produce high-yielding cross-bred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. 77 cattle development centres already cover more than 1,500 villages, providing integrated animal husbandry services to nearly 55,000 milch animals during the year. The initiative for the economic empowerment of women also continued apace: to date, 10,232 women have been organised under 801 self-help groups (SHG) with total savings of Rs 53 lakhs. Nearly 6,000 women have been gainfully employed either through micro-enterprises or as self-employed though income generation loans.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. The Company further improved its 'water positive' and 'carbon positive' status, and also made significant improvements towards achieving 'zero solid waste' status through recycling of all solid wastes. Total recycling of waste in the Company's businesses/units improved to 93% in 2006/07 from 78.7% in the previous year, with several business units achieving 100% recycling of all solid wastes

The Company's third Sustainability Report, unveiled in December 2006, details its achievements across the three dimensions of the 'Triple Bottom Line'. This report, independently assured by PricewaterhouseCoopers, is the first Indian and one of the first 10 reports world-wide to be presented in accordance with the latest 'G3' revision of Global Reporting Initiative (GRI) guidelines. The Company has followed the highest level 'A+' for reporting the 'Triple Bottom Line' performance.

Incentivising Corporate Social Responsibility (CSR): Mobilising Consumer Support

In an emerging economy like India's, with the large challenges of inclusiveness and ecological fragility threatening to undermine the sustainability of economic growth, no single organ of society possesses the resources to address these serious issues. The most crucial resource required to address the various developmental issues is not so much financial as organisational. Although such resources rest in abundance with the corporate sector, in the absence of incentives, the organisational capability of the corporate sector tends to be deployed almost exclusively towards addressing the needs of shareholders through financial performance.

Financial reward arising from the exercise of preference by civil society in favour of responsible corporates can trigger substantial corporate participation in CSR activities. There is already evidence of such a trend emerging in developed markets. As Indian businesses progressively integrate with the global market, the need for responsible business conduct will become an imperative for global competitiveness.

In line with this thought, ITC Ltd. is engaged in taking the lead to involve its consumers as partners in progress by bundling CSR as part of its unique value proposition as well as the value proposition of brands such as **'Sunfeast'** and **'Aashirvaad'** which leverage the agricultural value chain and the rural economy for success in the domestic market. By mobilising support of consumers, CSR can serve as an additional differentiator for the Company's products and services, thereby simultaneously serving the cause of shareholders as well as society at large. It is hoped that the Company's example will serve to encourage others in the corporate sector to contribute more readily with impactful CSR initiatives. In this context, the Company's support for the setting up of the 'CII-ITC Centre of Excellence for Sustainable Development' is a sterling example of incentivising CSR through recognition of excellence in sustainability practices. The Centre seeks to address the institutional void in developing the requisite capability among Indian industry. The Centre will endeavour to transform Indian businesses by providing thought leadership, promoting awareness and building capacity amongst Indian enterprises in their quest for sustainable development.

The Board of Directors, at its meeting in Kolkata on 25th May 2007, approved the financial results for the year ended 31st March 2007, which are enclosed. The Board also approved setting up a Strategic Business Unit for 'Home and Personal Care Products', as part of the FMCG portfolio.

(Nazeeb Arif)
Vice President
Corporate Communications
ITC Limited
ITC Centre, 8th floor
37, J L Nehru Road
Kolkata - 700 071

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

25th May, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2007

Further to our letter dated 16th May, 2007, we enclose a copy of the Audited Financial Results of the Company, alongwith Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2007.

The above have been approved at the meeting of the Board of Directors of the Company held on 25th May, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2007

(Rs. in Crores)

		Nine Months ended 31.12.2006	Quarter ended 31.03.2007	Quarter ended 31.03.2006	Twelve Months ended 31.03.2007	Twelve Months ended 31.03.2006
GROSS INCOME		14467.90	5373.64	4494.62	19841.54	16510.51
NET SALES TURNOVER	(1)	8902.96	3466.34	2784.46	12369.30	9790.53
OTHER INCOME	(2)	234.21	102.28	74.62	336.49	286.08
NET INCOME (1+2)		9137.17	3568.62	2859.08	12705.79	10076.61
Less:						
TOTAL EXPENDITURE	(3)	5876.86	2536.03	1982.02	8412.89	6463.15
a) (Increase) / decrease in stock-in-trade		(330.23)	70.75	17.75	(259.48)	(141.67)
b) Consumption of raw materials, etc.		4139.45	1504.89	1241.43	5644.34	4124.90
c) Staff cost		466.93	163.22	144.83	630.15	541.40
d) Other expenditure		1600.71	797.17	578.01	2397.88	1938.52
INTEREST (Net)	(4)	3.33	(0.05)	9.65	3.28	11.93
DEPRECIATION	(5)	270.71	92.21	86.18	362.92	332.34
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	2986.27	940.43	781.23	3926.70	3269.19
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	936.99	289.74	213.76	1226.73	988.82
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	2049.28	650.69	567.47	2699.97	2280.37
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	-	-	0.42	-	(45.02)
PROFIT AFTER TAX (8+9)		2049.28	650.69	567.89	2699.97	2235.35
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(10)	376.02	376.22	375.52	376.22	375.52
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	10003.78	8626.79
EARNING PER SHARE (Rs.)	(12)					
On Profit after Tax before Exceptional Items						
- Basic		5.46	1.73	1.51	7.19	6.08
- Diluted		5.43	1.73	1.50	7.16	6.05
On Profit after Tax and Exceptional Items						
- Basic		5.46	1.73	1.51	7.19	5.96
- Diluted		5.43	1.73	1.50	7.16	5.93
AGGREGATE OF PUBLIC SHAREHOLDING	(13)					
- NUMBER OF SHARES		3703328339	3706609279	3686478363	3706609279	3686478363
- PERCENTAGE OF SHAREHOLDING		98.49	98.52	98.17	98.52	98.17

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 25th May, 2007.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, one investor complaint was received, which was promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 20,56,860 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up Share Capital of the Company as on 31st March, 2007 stands increased to Rs. 376,22,22,780/-.

(vi) The Company has increased its shareholding in King Maker Marketing, Inc., USA (KMM), from 50.98% to 100%, effective 9th May, 2007. Consequently, KMM became a wholly owned subsidiary of the Company from the said date.

(vii) Exceptional items comprise of (Rs. in Crores) :-

		Twelve Months ended 31.03.2007	Twelve Months ended 31.03.2006
a)	Once-off assistance to contract manufacturers in view of retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern States during the year 2000.	Nil	(67.87)
b)	Income Tax thereon (Current Tax)	Nil	22.85
	Exceptional Items (Net of Tax)	Nil	(45.02)

(viii) Provision for Taxation includes Rs. 6.31 Crores and Rs. 16.08 Crores for Fringe Benefit Tax for the Quarter and Twelve Months ended 31st March, 2007 respectively. (Corresponding previous Quarter and Twelve Months ended 31st March, 2006 is Rs. 5.29 Crores and Rs. 20.03 Crores respectively).

(ix) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months ended 31st March, 2007

(Rs. in Crores)

	Quarter ended 31.03.2007	Quarter ended 31.03.2006	Twelve Months ended 31.03.2007	Twelve months ended 31.03.2006
1. Segment Revenue				
a) FMCG - Cigarettes	3294.04	2882.73	12833.70	11329.74
- Others	498.46	305.66	1704.39	1013.47
Total FMCG	**3792.50**	**3188.39**	**14538.09**	**12343.21**
b) Hotels	304.35	263.32	985.67	783.35
c) Agri Business	928.73	804.00	3691.36	2678.44
d) Paperboards, Paper & Packaging	533.35	475.50	2100.06	1895.73
Total	**5558.93**	**4731.21**	**21315.18**	**17700.73**
Less : Inter-segment revenue	287.57	311.21	1810.13	1476.30
Gross sales / Income from operations	**5271.36**	**4420.00**	**19505.05**	**16224.43**
2. Segment Results				
a) FMCG - Cigarettes	741.68	638.32	3172.15	2708.78
- Others	(48.34)	(42.34)	(201.99)	(171.81)
Total FMCG	**693.34**	**595.98**	**2970.16**	**2536.97**
b) Hotels	117.05	97.80	350.78	258.09
c) Agri Business	8.67	8.75	123.55	90.86
d) Paperboards, Paper & Packaging	97.17	78.69	416.78	351.42
Total	**916.23**	**781.22**	**3861.27**	**3237.34**
Less : i) Interest (Net)	(0.05)	9.65	3.28	11.93
ii) Other un-allocable expenditure net of un-allocable income	(24.15)	(9.66)	(68.71)	(43.78)
Profit Before Tax and exceptional Items	**940.43**	**781.23**	**3926.70**	**3269.19**
Provision for Taxation	289.74	213.76	1226.73	988.82
Profit after Tax before exceptional Items	**650.69**	**567.47**	**2699.97**	**2280.37**
Exceptional Items (net of tax)	-	0.42	-	(45.02)
Profit after Tax	**650.69**	**567.89**	**2699.97**	**2235.35**
3. Capital Employed				
a) FMCG - Cigarettes*			2018.64	1463.28
- Others			940.32	489.30
Total FMCG			**2958.96**	**1952.58**
b) Hotels			1466.25	1374.22
c) Agri Business			1480.00	1059.65
d) Paperboards, Paper & Packaging			2559.46	1908.07
Total Segment Capital Employed			**8464.67**	**6294.52**

* Before considering provision of Rs. 535.95 Crores (31.03.2006 - Rs. 425.87 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Garments, Greeting, Gifting & Stationery, Agarbattis, Matches and Packaged Foods (Staples, Confectionery, Biscuits, Snack Foods and Ready to Eat Foods).
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

(5) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 25th May, 2007
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.03.2007	Twelve Months Ended 31.03.2006
NET PROFIT	**2699.97**	**2235.35**
PROFIT BROUGHT FORWARD	562.06	611.41
AVAILABLE FOR APPROPRIATION	3262.03	2846.76
APPROPRIATION OF PROFIT AND RESERVE		
a) Transfer to General Reserve	1250.00	1150.00
b) Profit carried forward	647.53	562.06
DIVIDEND INCLUDING DIVIDEND TAX	**1364.50**	**1134.70**

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 25th May, 2007.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs. 3.10 per Ordinary Share of Re.1/- each for the financial year ended 31st March, 2007 and the dividend, if declared, will be paid on or after 30th July, 2007 to those members entitled thereto.

(iv) The Register of Members of the Company shall remain closed from Wednesday, 18th July, 2007 to Friday, 27th July, 2007, both days inclusive.

(v) The 96th Annual General Meeting of the Company has been convened for Friday, 27th July, 2007.

Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2007

(Rs. in Crores)

		Consolidated Financial Results for Twelve Months ended	
		31.03.2007	31.03.2006
GROSS INCOME		20569.53	17222.25
NET SALES TURNOVER	[1]	12873.73	10317.56
OTHER INCOME	[2]	360.76	320.43
NET INCOME (1+2)		13234.49	10637.99
Less:			
TOTAL EXPENDITURE	[3]	8787.36	6887.40
a) (Increase) / decrease in stock-in-trade		(340.67)	(125.33)
b) Consumption of raw materials, etc.		5617.20	4144.30
c) Staff cost		885.88	749.46
d) Other expenditure		2624.95	2118.97
INTEREST (Net)	[4]	4.29	13.92
DEPRECIATION	[5]	393.78	359.49
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	[6]	4049.06	3377.18
Less:			
PROVISION FOR TAXATION	[7]	1274.72	1023.88
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	[8]	2774.34	2353.30
EXCEPTIONAL ITEMS (NET OF TAX)	[9]	-	(45.02)
PROFIT AFTER TAX BEFORE SHARE OF PROFIT/(LOSS) OF ASSOCIATES AND MINORITY INTERESTS (8+9)	[10]	2774.34	2308.28
SHARE OF PROFIT/(LOSS) OF ASSOCIATES	[11]	6.63	5.60
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (10+11)	[12]	2780.97	2313.88
MINORITY INTERESTS	[13]	25.71	18.50
NET PROFIT (12-13)		2755.26	2295.38
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1.00 each)	[14]	376.22	375.52
RESERVES EXCLUDING REVALUATION RESERVES	[15]	10135.62	8710.68
EARNING PER SHARE (Rs.)	[16]		
On Net Profit before Exceptional Items			
- Basic		7.33	6.24
- Diluted		7.31	6.21
On Net Profit			
- Basic		7.33	6.12
- Diluted		7.31	6.09
AGGREGATE OF PUBLIC SHAREHOLDING	[17]		
- NUMBER OF SHARES		3706609279	3755178860
- PERCENTAGE OF SHAREHOLDING		98.52	98.17

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

25th May, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We write to advise that the Board of Directors of the Company at its meeting held on 25th May, 2007, approved, as part of the FMCG portfolio, setting up a Strategic Business Unit for 'Home and Personal Care Products'.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END